Exhibit 99.1

NaaS Technology Inc. Reports

Unaudited 2023 Third Quarter Financial Results

BEIJING, China, October 26, 2023 /PRNewswire/ -- NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NAAS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights:

•
Revenues1 grew by 536% year over year to a record setting RMB170.9 million (US$23.4 million) in the third quarter of 2023.
•
Gross margin increased from 6.1% to 27.4% year over year in the third quarter of 2023.
•
Gross profit grew 28 times year over year to RMB46.8 million (US$6.4 million) in the third quarter of 2023.
•
Non-IFRS2 net loss attributable to ordinary shareholders was RMB175.7 million (US$24.1 million) in the third quarter of 2023 and non-IFRS net margin attributable to ordinary shareholders improved from negative 359% to negative 103%.

Third Quarter 2023 Operational Highlights:

•
Charging volume transacted through NaaS’ network reached 1,383 GWh in the third quarter of 2023, representing an increase of 66% year over year.
•
Gross transaction value transacted through NaaS’ network reached RMB1.3 billion (US$178.8 million) in the third quarter of 2023, representing an increase of 58% year over year.
•
Number of orders transacted through NaaS’ network reached 59.2 million in the third quarter of 2023, representing an increase of 58% year over year.
•
As of September 30, 2023, NaaS’ network had connected 767,611 EV chargers covering 73,710 charging stations, up by 76% from 436,296 and 65% from 44,767 as of September 30, 2022, respectively.

1Effective as of the third quarter of 2023, the Company has changed its income statement presentation and retrospectively recast prior periods' income statement to conform to the current period presentation. The Company is now reporting revenues under Charging Services, Energy Solutions and New Initiatives, which management believes better reflects NaaS’s expanded business offerings. See “Change in presentation of income statement” in this press release for additional information.

2Non-IFRS net loss was arrived at after excluding share-based compensation expenses, equity-settled listing costs, fair value changes of instruments convertible to shares of the Company, and fair value changes of financial assets at fair value through profit or loss. Non-IFRS net margin was calculated by dividing non-IFRS net loss by total revenue. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS results” for details.

Recent Developments

Became the First Batch of Strategic Enterprises of OASES in Hong Kong

In October 2023, the Company formed a partnership with the Hong Kong S.A.R. Office for Attracting Strategic Enterprises (“OASES”), becoming one of its inaugural strategic enterprises. OASES will assist NaaS to set up, develop, and operate in Hong Kong, where the Company will focus on energy data analytics R&D. The Company expects to establish a research center in the Hong Kong Science Park by the end of 2023 and to provide algorithm support for its global energy assets’ operations, leveraging local R&D and academic resources in Hong Kong.

Won Bid for Leading Integrated “PV-storage-charging-swapping” Project

In September 2023, the Company won a RMB67.18 million contract for the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project located at Anshan Station. The Company will provide one-stop PV-storage-charging-swapping solutions, including supply, procurement, installation, and grid connection of charging systems, battery swapping systems, PV systems, and energy storage systems. The project entails the installation of 458 DCFC chargers, a 4,205.4 kW distributed photovoltaic system, 36 energy storage and charging cabinets, and two leading domestic heavy-duty truck battery swapping stations. The Company will leverage its “Comprehensive Energy Management Platform” and “battery detection technology” to achieve seamless energy operations. Upon completion, the project will provide charging services for 1,800 heavy-duty trucks and small EVs in the Anji County.

Established Strategic Collaborations with ZSY, China Construction Bank, CIID and Tengzhou Municipal Government, Shandong

In September 2023, the Company entered into diverse strategic collaborations with ZSY Financial Services (“ZSY”), China Construction Bank (“CCB”), Hubei Provincial Communications Investment Industrial Development (“CIID”), and the People’s Government of Tengzhou City, Shandong Province. In partnership with ZSY and CCB, the Company will help advance the integration of financial services with the domestic and global new energy sectors. With CIID, the Company will contribute to the construction of expressway service areas and energy supply infrastructure, accelerating the establishment of a comprehensive energy supply network for expressways. With the People’s Government of Tengzhou City, the Company will drive innovation and promote digitalized energy management to support the transportation energy transformation in Tengzhou City.

Conversion of LMR Convertible Notes

The Company issued a US$30 million convertible note and a US$40 million convertible note to LMR Multi-Strategy Master Fund Limited, an affiliate of LMR Partners Limited, in July and September 2023, respectively. Up to date, an aggregate principal amount of US$33 million under these notes has been converted into our American depositary shares, each representing ten Class A ordinary shares, and the remaining principal amount of the notes totals US$37million.

“Our exceptional third quarter operating and financial results reflect the significant expansion of our business. Led by our increasing capabilities in energy management and storage solutions, our total revenues increased six-fold year-over-year and tripled quarter-over-quarter,” said Ms. Yang Wang, NaaS’ CEO. “We have fortified our local footprint by extending our partnership networks and winning new, important contracts in energy storage, including securing the leading integrated ‘PV-storage-charging-swapping’ project in Anji. Meanwhile, our expansion beyond mainland China has already yielded fruitful result and contributed 32.7% of total revenues this quarter. The consistent recognition we’ve received for our integrated energy infrastructure solutions, both domestically and internationally, underscores our commitment to the global energy transition across the key drivers of renewables, electrification, and energy storage improvements. As we further advance, sustainable, clean energy solutions on a global scale, we endeavor to become a leading integrated new energy asset management and services provider.”

“We’re pleased with our stellar third-quarter performance fueled by the significant growth in our energy solutions business, which contributed 81% of our revenues in the quarter,” added Mr. Alex Wu, NaaS’ president and chief financial officer. “With our expansion and high-growth profile, our profitability trajectory has become much more visible, as evidenced by the significant jump in our third-quarter gross margin to 27.4% from 6.1% in the same period last year. Furthermore, our focus on achieving economies of scale affords us increased operating leverage and sustainable growth. We maintain our previous guidance, anticipating full-year 2023 revenues between RMB500 million

(US$69 million) and RMB600 million (US$82 million), marking a notable year over year increase of five- to six-fold. As we continue to grow our business, both in domestic and international markets, we remain dedicated to providing sustainable new energy solutions while exploring diverse opportunities that drive the industry forward.”

Third Quarter 2023 Financial Results:

Revenues

Total revenues reached RMB170.9 million (US$23.4 million) in the third quarter of 2023, representing an increase of 536% year over year. The rapid increase was mainly attributable to strong execution and delivery in the Company’s energy solutions projects throughout the third quarter of 2023.

Charging services revenues contributed RMB31.5 million (US$4.3 million) in the third quarter of 2023, with a growth rate of 23% year over year. The increase was primarily attributable to an overall increase in charging volume completed through NaaS’ EV Charging network. The Company offered platform-based incentives to end-users to boost the use of its network. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB82.9 million (US$11.4 million) and RMB61.3 million for the third quarter of 2023 and 2022, respectively.

Energy solutions revenues increased from RMB0.3 million year over year to RMB138.8 million (US$19.0 million) in the third quarter of 2023. The increase was primarily driven by revenues from the on-going delivery of energy solution projects to provide renewable energy generation, energy management and storage solutions.

New initiatives revenues were RMB0.6 million (US$0.1 million) in the third quarter of 2023, as the Company continued to launch new initiatives to expand its market offerings.

Cost of revenues, gross profit and margin

Total cost of revenues increased 392% year over year to RMB124.1 million (US$17.0 million) as the Company made significant progress in delivering various energy solution projects in mainland China and international markets.

Total gross profit increased 28 times year over year from RMB1.6 million to RMB46.8 million (US$6.4 million), benefiting from solid revenue growth and significant year over year improvement in gross margin to 27.4% from 6.1%. Gross margin improved as the Company started to reap benefits from its know-how and capabilities in delivering and executing energy solution projects of different scales.

Operating expenses

Total operating expenses were RMB285.3 million (US$39.1 million) in the third quarter of 2023. Operating expenses as a percentage of revenues improved year over year from 385% to 167%, demonstrating the Company’s increased operating leverage.

Selling and marketing expenses increased from RMB67.7 million to RMB160.2 million (US$22.0 million) in the third quarter of 2023. The increase in selling and marketing expenses was mainly attributable to higher incentives to end-users and sales and marketing efforts relating to the energy solutions business. Costs associated with excess incentives to end-users included in selling and marketing expenses were RMB78.0 million (US$10.7 million) in the third quarter of 2023, compared with RMB38.6 million in the same period of 2022.

Administrative expenses increased from RMB25.5 million to RMB107.7 million (US$14.8 million) in the third quarter of 2023. The increase in administrative expenses was largely due to an increase in headcount and professional service fees to support the Company’s domestic and international business expansion.

Research and development expenses increased from RMB10.3 million to RMB17.4 million (US$2.4 million) in the third quarter of 2023. The increase in research and development expenses was primarily due to the continued expansion of the Company’s research and development team to enhance the Company’s charging services and energy solutions business.

Finance costs

Finance costs were RMB8.5 million (US$1.2 million) for the third quarter of 2023, compared with finance costs of RMB9.8 million for the same period of 2022.

Income tax expenses

NaaS’ income tax expenses were RMB2.2 million (US$0.3 million) for the third quarter of 2023, compared with income tax expenses of RMB3.8 million for the same period of 2022.

Net loss and non-IFRS net loss attributable to ordinary shareholders; Net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB366.9 million (US$50.3 million) for the third quarter of 2023, compared with a net loss attributable to ordinary shareholders of RMB109.1 million for the same period of 2022. Non-IFRS net loss attributable to ordinary shareholders was RMB175.7 million (US$24.1 million) for the third quarter of 2023, compared with non-IFRS net loss attributable to ordinary shareholders of RMB96.5 million for the same period of 2022. Net margin improved from negative 406% to negative 214%, whereas non-IFRS net margin improved from negative 359% to negative 103%. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS results” for details.

Outlook

Based on preliminary assessment of the current market conditions, the Company reaffirms its previous guidance and expects its full-year 2023 revenues to be between RMB500 million (US$69 million) and RMB600 million (US$82 million), representing a year over year increase of 5 to 6 times. The Company expects its full-year 2024 revenues to be between RMB2 billion (US$274 million) and RMB3 billion (US$411 million). The foregoing is the current and preliminary view of NaaS’ management and is subject to changes and uncertainties.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on October 26, 2023 (8:00 PM Beijing/Hong Kong time on October 26, 2023).

Participants who wish to join the conference call should register online at:
https://s1.c-conf.com/diamondpass/10034495-gsp92v.html

Once registration is completed, participants will receive the dial-in information for the conference call.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 2, 2023, by dialing the following telephone numbers:

United States: 1 855 883 1031
China: 400 1209 216
Replay Access Code: 10034495

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Change in presentation of income statement

Effective as of the third quarter of 2023, the Company implemented certain changes to align its income statement presentation more closely with the manner in which the Company’s management currently receives and uses financial information to evaluate business performance following the Company’s expansion of business lines, extension of its services to a broader range of energy asset owners, including EV charging stations, PV and energy asset owners, and recent acquisitions. The Company now reports its revenues under three primary categories:

Charging services revenue, which includes income from the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that NaaS operates under its full station operation model. NaaS’ mobility connectivity solutions include mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network.

Energy solutions revenue, which includes income from the provision of integrated charging facilities and energy storage solutions that cover the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners.

New initiatives revenue, which includes income from electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations, PV and energy storage assets.

The Company retrospectively recast prior periods' income statement information to conform to the current period presentation. The recasting involved the recategorization of revenues from mobility connectivity services and from full station operation model to charging services revenue; the inclusion of revenues from EPC services, hardware procurement, station upgrade and maintenance services to energy solutions revenue; and the reclassification of income from electricity procurement, non-charging services such as food and beverage and online advertising, virtual power plant and charging robots to new initiatives revenue. These changes have no material impact on NaaS’ previously reported consolidated net revenues, net income or net income per share.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss and non-IFRS net margin for the period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss and non-IFRS net margin help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period. NaaS believes that non-IFRS net profit/loss and non-IFRS net margin for the period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss and non-IFRS net margin for the period should not be considered in isolation or construed as an alternative to operating profit or net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss and IFRS net margin for the period and the reconciliation to their most directly comparable IFRS measures. Non-IFRS net profit/loss and non-IFRS net margin for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding share-based compensation expenses, equity-settled listing costs, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss. Non-IFRS margin for the period is calculated by dividing non-IFRS net loss for the period by total revenue for the period.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”), as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc.(Nasdaq: NAAS) is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition. As of September 30, 2023, NaaS had connected 767,611 chargers covering 73,710 charging stations, representing 41.6% and 50.0% of China’s public charging market share respectively.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Charging services revenues	25,519	31,506	4,318	60,323	81,516	11,173
Energy solutions revenues	265	138,795	19,023	1,492	171,099	23,451
New initiatives revenues	1,087	643	88	1,544	3,104	425
Revenues	26,871	170,944	23,429	63,359	255,719	35,049

Cost of revenues	(25,233)	(124,115)	(17,011)	(64,377)	(183,667)	(25,174)
Gross profit	1,638	46,829	6,418	(1,018)	72,052	9,875

Other gains, net	6,346	4,965	681	8,954	11,926	1,635

Operating expenses
Selling and marketing expenses	(67,713)	(160,199)	(21,957)	(170,154)	(312,684)	(42,857)
Administrative expenses	(25,486)	(107,668)	(14,757)	(2,149,647)	(414,974)	(56,877)
Research and development expenses	(10,256)	(17,418)	(2,387)	(25,361)	(36,431)	(4,993)
Total operating expenses	(103,455)	(285,285)	(39,101)	(2,345,162)	(764,089)	(104,727)

Operating loss	(95,471)	(233,491)	(32,002)	(2,337,226)	(680,111)	(93,217)
Finance costs	(9,819)	(8,539)	(1,170)	(10,081)	(22,842)	(3,131)
Fair value changes of convertible and redeemable preferred shares	—	—	—	(3,158,498)	—	—
Fair value changes of financial instruments at fair value through profit or loss	—	(120,985)	(16,582)	1,753	(105,854)	(14,508)
Loss before income tax	(105,290)	(363,015)	(49,754)	(5,504,052)	(808,807)	(110,856)
Income tax expenses	(3,760)	(2,178)	(298)	(6,457)	(415)	(57)
Net loss	(109,050)	(365,193)	(50,052)	(5,510,509)	(809,222)	(110,913)
Net loss attributable to:
Equity holders of the company	(109,050)	(366,863)	(50,281)	(5,510,509)	(811,183)	(111,182)
Non-controlling interests	—	1,670	229	—	1,961	269
	(109,050)	(365,193)	(50,052)	(5,510,509)	(809,222)	(110,913)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.16)	(0.02)	(2.97)	(0.37)	(0.05)
Diluted	(0.05)	(0.16)	(0.02)	(2.97)	(0.37)	(0.05)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.51)	(1.63)	(0.22)	(29.74)	(3.66)	(0.50)
Diluted	(0.51)	(1.63)	(0.22)	(29.74)	(3.66)	(0.50)

Weighted average number of ordinary shares outstanding-basic	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732
Weighted average number of ordinary shares outstanding-diluted	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732
Net loss	(109,050)	(365,193)	(50,052)	(5,510,509)	(809,222)	(110,913)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	—	(4,363)	(602)	—	(25,979)	(3,583)
Currency translation differences	17,222	(1,258)	(173)	16,638	(1,583)	(218)
Other comprehensive loss, net of tax	17,222	(5,621)	(775)	16,638	(27,562)	(3,801)
Total comprehensive loss	(91,828)	(370,814)	(50,827)	(5,493,871)	(836,784)	(114,714)
Total comprehensive loss attributable to:
Equity holders of the company	(91,828)	(372,484)	(51,056)	(5,493,871)	(838,745)	(114,983)
Non-controlling interests	—	1,670	229	—	1,961	269
	(91,828)	(370,814)	(50,827)	(5,493,871)	(836,784)	(114,714)

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(109,050)	(366,863)	(50,281)	(5,510,509)	(811,183)	(111,182)
Add: Share-based compensation expenses	12,521	70,160	9,616	198,781	319,348	43,770
Equity-settled listing costs	—	—	—	1,912,693	—	—
Fair value changes of instruments convertible to shares of the Company		120,400	16,502		120,400	16,502
Fair value changes of convertible and redeemable preferred shares	—	—	—	3,158,498	—	—
Fair value changes of financial assets at fair value through profit or loss	—	585	80	(1,753)	(14,546)	(1,994)
Adjusted net loss attributable to ordinary shareholders of the Company	(96,529)	(175,718)	(24,083)	(242,290)	(385,981)	(52,904)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.08)	(0.01)	(0.13)	(0.17)	(0.02)
Diluted	(0.05)	(0.08)	(0.01)	(0.13)	(0.17)	(0.02)

Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.45)	(0.78)	(0.11)	(1.31)	(1.74)	(0.24)
Diluted	(0.45)	(0.78)	(0.11)	(1.31)	(1.74)	(0.24)

Weighted average number of ordinary shares outstanding-basic	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732
Weighted average number of ordinary shares outstanding-diluted	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2022	September 30, 2023
(In thousands)	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	513,351	396,072	54,286
Trade receivables	130,004	233,704	32,032
Contract assets	—	100,263	13,742
Financial assets at fair value through profit or loss	—	178,146	24,417
Inventories	—	18,852	2,584
Prepayments, other receivables and other assets	287,435	555,699	76,165
Other financial assets	—	129,079	17,692
Total current assets	930,790	1,611,815	220,918
Non-current assets
Right-of-use assets	17,030	12,984	1,780
Financial assets at fair value through profit or loss	11,753	16,260	2,229
Financial assets at fair value through other comprehensive income	129,060	103,081	14,128
Investments accounted for using equity method	—	160	22
Property, plant and equipment	2,600	4,263	584
Other non-current assets	13,869	9,221	1,264
Intangible assets	833	11,572	1,586
Goodwill	—	40,590	5,563
Total non-current assets	175,145	198,131	27,156
Total assets	1,105,935	1,809,946	248,074

LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	38,000	149,582	20,502
Current lease liabilities	6,853	6,567	900
Trade payables	49,239	181,061	24,816
Income tax payables	16,214	16,258	2,228
Convertible bonds	—	503,888	69,064
Other payables and accruals	81,835	218,660	29,971
Total current liabilities	192,141	1,076,016	147,481
Non-current liabilities
Non-current lease liabilities	9,327	5,854	802
Interest-bearing bank borrowings	465,155	555,191	76,095
Deferred tax liabilities	438	2,344	321
Total non-current liabilities	474,920	563,389	77,218
Total liabilities	667,061	1,639,405	224,699

EQUITY
Share capital	146,730	151,598	20,778
Additional paid in capital	6,358,600	6,919,111	948,343
Accumulated losses	(6,031,255)	(6,842,438)	(937,834)
Other reserves	(35,201)	(62,763)	(8,602)
Non-controlling interests	—	5,033	690
Total equity	438,874	170,541	23,375
Total equity and liabilities	1,105,935	1,809,946	248,074